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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                             ---------------------

                                 SCHEDULE TO/A
                 TENDER OFFER STATEMENT UNDER SECTION 14(D)(1)
           OR SECTION 13(E)(1) OF THE SECURITIES EXCHANGE ACT OF 1934
                                AMENDMENT NO. 1
                             ---------------------

                       AMERICAN NATIONAL CAN GROUP, INC.
                       (NAME OF SUBJECT COMPANY (ISSUER))

                       REXAM ACQUISITION SUBSIDIARY INC.
                                   REXAM PLC
                      (NAMES OF FILING PERSONS (OFFERORS))
                         ------------------------------

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                         (Title of Class of Securities)
                           --------------------------

                                   027714104
                     (Cusip Number of Class of Securities)
                              FRANK C. BROWN, ESQ.
                       REXAM ACQUISITION SUBSIDIARY INC.
                        4201 CONGRESS STREET, SUITE 340
                              CHARLOTTE, NC 28209
                           Telephone: (704) 551-1520
                     (Name, address and telephone number of
                      person authorized to receive notices
                and communications on behalf of filing persons)

                                   COPIES TO:

                         Robert I. Townsend, III, Esq.
                              Faiza J. Saeed, Esq.
                            Cravath, Swaine & Moore
                               825 Eighth Avenue
                         New York, New York 10019-7475
                           Telephone: (212) 474-1000

                           CALCULATION OF FILING FEE

            TRANSACTION VALUATION*                           AMOUNT OF FILING FEE**
                 $990,911,448                                      $198,182.29

* For purposes of calculating the filing fee only. Based on the offer to purchase all outstanding shares of common stock of American National Can Group, Inc. at the tender offer price of $18 per share, 55,000,000 shares outstanding and 50,636 shares as to which rights have vested, in each case as of May 1, 2000.

** The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50 of 1% of the transaction valuation.

/X/ CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY
RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:......................  $198,000
Form or Registration No.:....................  Schedule TO
Filing Party:................................  Rexam PLC and Rexam Acquisition Subsidiary Inc.
Date Filed:..................................  April 10, 2000

/ / CHECK THE BOX IF THE FILING RELATES TO PRELIMINARY COMMUNICATIONS MADE BEFORE THE COMMENCEMENT OF A TENDER OFFER.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/X/ THIRD-PARTY TENDER OFFER SUBJECT TO RULE 14D-1.
/ / ISSUER TENDER OFFER SUBJECT TO RULE 13E-4.
/ / GOING-PRIVATE TRANSACTION SUBJECT TO RULE 13E-3.
/ / AMENDMENT TO SCHEDULE 13D UNDER RULE 13D-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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    This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO (the "Schedule TO") filed with the Securities and Exchange Commission on April 10, 2000, by Rexam Acquisition Subsidiary Inc., a Delaware corporation (the "Purchaser") and a wholly owned indirect subsidiary of Rexam PLC, a public limited company organized under the laws of England and Wales ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all the outstanding shares of common stock, par value $.01 per share (the "Shares"), of American National Can Group, Inc., a Delaware corporation (the "Company"), at a purchase price of $18 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated April 10, 2000 (the "Offer to Purchase"), and in the related Letter of Transmittal.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

    Section 10 of the Offer to Purchase ("Source and Amount of Funds") is hereby amended by inserting the following three paragraphs after the second paragraph thereof.

    As of the date of the Credit Agreement, the lenders' Tranche A commitments totaled U.S. $1,600,000,000 and Tranche B commitments totaled euro 2,000,000,000. Tranche A has a 364-day term with a "term-out" option by which the maturity can be extended until 30 months following the date of the Credit Agreement. Tranche B has a term of five years. Both tranches are multi-currency revolving credit facilities. Tranche A will become a term loan facility if the term-out option is exercised.

    The interest rate on loans under the Credit Agreement is generally the aggregate of Margin plus LIBOR or, in the case of loans denominated in euros, EURIBOR. "Margin" means 1% per annum for Tranche A borrowings and, initially, 0.95% per annum for Tranche B borrowings. Margin for Tranche B borrowings is subject to adjustment within a range of 0.55% to 0.95%, depending upon Rexam's ratio of Net Debt (as defined) to EBITDA (each as defined in the Credit Agreement).

    There are standard commitment fees, arranger and agent's fees payable in connection with the Credit Agreement. The obligations of the lenders under the Credit Agreement are subject to there not being a material adverse effect with respect to Rexam. At present Rexam does not have any alternative financing plans. Rexam intends to repay borrowings under the Credit Agreement with cash flows from operations.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

    Section 11 of the Offer to Purchase ("Contacts and Transactions with the Company; Background to the Offer") is hereby amended by replacing the first paragraph thereof with the following:

    In April 1999, following an expression of interest by Rexam, the Principal Stockholder's financial advisors invited Rexam to submit an offer for the Company. On April 21, 1999, and April 28, 1999, respectively, the Chief Executive Officer of Rexam proposed to the Chief Executive Officer of the Principal Stockholder a beverage can joint venture between Rexam and the Company. No agreement was reached on this proposal. Rexam conducted due diligence on the Company during May 1999. On June 1, 1999, the Chief Executive Officer of Rexam sent a letter to the Chief Executive Officer of the Principal Stockholder making an offer to purchase the Company on the basis of a $1.8 billion enterprise value. The Principal Stockholder declined such offer on the basis of price. The Principal Stockholder subsequently pursued an initial public offering of the Company, which took place on August 2, 1999 (the "Initial Public Offering").

ITEM 11. ADDITIONAL INFORMATION.

    Section 8 of the Offer to Purchase ("Certain Information Concerning the Company") is hereby amended by inserting the following after the table captioned "American National Can Group, Inc. Selected Consolidated Financial Information":

    RECENT FINANCIAL RESULTS. On April 25, 2000, the Company issued a press release announcing its unaudited financial results for the first quarter of 2000. The Company reported a net loss in that period of $115,974,000 and a net loss per common share of $2.11. The Company's results for the first quarter of 2000 are contained in the Company's Quarterly Report on Form 10-Q filed with the Commission on April 25, 2000.

ITEM 12. EXHIBITS.

*(a)(1)(A)              Offer to Purchase dated April 10, 2000.
*(a)(1)(B)              Letter of Transmittal.
*(a)(1)(C)              Notice of Guaranteed Delivery.
*(a)(1)(D)              Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.
*(a)(1)(E)              Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.
*(a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.
*(a)(1)(G)              Joint Press Release issued by Parent and the Company on
                        April 3, 2000.
*(a)(1)(H)              Summary Advertisement published April 10, 2000.
*(b)                    Credit Agreement dated as of April 3, 2000, between Parent, as borrower, and the Arrangers, Agent and banks named
                        therein.
*(d)(1)                 Agreement and Plan of Merger dated as of March 31, 2000,
                        among Parent, Purchaser and the Company.
*(d)(2)                 Stockholders Agreement dated as of March 31, 2000, between
                        Parent and Pechiney.
*(d)(3)                 Confidentiality Agreement dated March 10, 2000, between
                        Parent and the Company.
*(d)(4)                 First Amendment to Agreement dated as of March 31, 2000,
                        between the Company, American National Can Company and Allan
                        Bohner (incorporated by reference to Exhibit (e)(4) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(5)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Curtis J. Clawson
                        (incorporated by reference to Exhibit (e)(5) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(6)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Edward A. Lapekas
                        (incorporated by reference to Exhibit (e)(6) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(7)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Michael D.
                        Herdman (incorporated by reference to Exhibit (e)(7) of the
                        Company filed on April 10, 2000).
*(d)(8)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Dennis R.
                        Bankowski (incorporated by reference to Exhibit (e)(8) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(9)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Alan A.
                        Schumacher (incorporated by reference to Exhibit (e)(9) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(10)                First Amendment to Agreement dated as of March 31, 2000
                        between the Company, American National Can Company and
                        William H. Francois (incorporated by reference to Exhibit
                        (e)(10) to Schedule 14D-9 of the Company filed on April 10,
                        2000).
(g)                     Not applicable.
(h)                     Not applicable.

------------------------

*   Previously filed.

                                   SIGNATURES

    After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        REXAM ACQUISITION SUBSIDIARY INC.

                                        By: /s/ FRANK C. BROWN
                                        ----------------------------------------

  Name: Frank C. Brown
  Title: President

                                        REXAM PLC

                                        By: /s/ DAVID GIBSON
                                        ----------------------------------------

  Name: David Gibson
  Title: Company Secretary

Dated: May 1, 2000

                               INDEX TO EXHIBITS

   EXHIBIT NUMBER                                 DOCUMENT
---------------------                             --------
*(a)(1)(A)              Offer to Purchase dated April 10, 2000.
*(a)(1)(B)              Letter of Transmittal.
*(a)(1)(C)              Notice of Guaranteed Delivery.
*(a)(1)(D)              Letter to Brokers, Dealers, Banks, Trust Companies and Other
                        Nominees.
*(a)(1)(E)              Letter to Clients for use by Brokers, Dealers, Banks, Trust
                        Companies and Other Nominees.
*(a)(1)(F)              Guidelines for Certification of Taxpayer Identification
                        Number on Substitute Form W-9.
*(a)(1)(G)              Joint Press Release issued by Parent and the Company on
                        April 3, 2000.
*(a)(1)(H)              Summary Advertisement published April 10, 2000.
*(b)                    Credit Agreement dated as of April 3, 2000, between Parent, as borrower, and the Arrangers, Agent and banks named
                        therein.
*(d)(1)                 Agreement and Plan of Merger dated as of March 31, 2000,
                        among Parent, Purchaser and the Company.
*(d)(2)                 Stockholders Agreement dated as of March 31, 2000, between
                        Parent and Pechiney.
*(d)(3)                 Confidentiality Agreement dated March 10, 2000, between
                        Parent and the Company.
*(d)(4)                 First Amendment to Agreement dated as of March 31, 2000,
                        between the Company, American National Can Company and Allan
                        Bohner (incorporated by reference to Exhibit (e)(4) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(5)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Curtis J. Clawson
                        (incorporated by reference to Exhibit (e)(5) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(6)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Edward A. Lapekas
                        (incorporated by reference to Exhibit (e)(6) to Schedule
                        14D-9 of the Company filed on April 10, 2000).
*(d)(7)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Michael D.
                        Herdman (incorporated by reference to Exhibit (e)(7) of the
                        Company filed on April 10, 2000).
*(d)(8)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Dennis R.
                        Bankowski (incorporated by reference to Exhibit (e)(8) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(9)                 Second Amendment to Amended and Restated Executive
                        Employment Agreement dated as of March 31, 2000, between the
                        Company, American National Can Company and Alan A.
                        Schumacher (incorporated by reference to Exhibit (e)(9) to
                        Schedule 14D-9 of the Company filed on April 10, 2000).
*(d)(10)                First Amendment to Agreement dated as of March 31, 2000
                        between the Company, American National Can Company, and
                        William H. Francois (incorporated by reference to Exhibit
                        (e)(10) to Schedule 14D-9 of the Company filed on April 10,
                        2000).
(g)                     Not applicable.
(h)                     Not applicable.

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*   Previously filed.